OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Green Valley Adventures, LLC

422 North Main Street
Manchester, CT 06042

www.soarinindoors.com



10000 units of Class B Nonvoting Membership Shares

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 107,000 shares of Class B Nonvoting Membership Shares ($107,000)

Minimum 10,000 shares of Class B Nonvoting Membership Shares ($10,000)

Company	Green Valley Adventures, LLC
Corporate Address	422 North Main Street Manchester CT
Description of Business	Indoor Aerial Adventure Parks
Type of Security Offered	Class B Nonvoting Membership Shares
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$200

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Green Valley Adventures, LLC is an indoor recreational facility. Our main source of revenue is the sale of general admission tickets to the public to utilize a two story indoor rope-based obstacle course. In addition, the business has rental space available for parties and other social events and offer rentals of the entire facility for larger private functions.

Sales, Supply Chain, & Customer Base

As a physical activity tied to an existing location, the customer base is the general public living or visiting within 50 miles of our facility. Sales are on a cash basis through the purchase of admission tickets before using the facility, the company does not rely on (except with certain large established or municipal clients) accounts

receivable to generate revenue.

The company as a recreational activity does not rely on a supply chain to generate any significant portion of its revenue.

Competition

We are competing against other entertainment venues within 50 miles of our facility. While there are no other facilities in the exact same business as us within this geographic zone, we would include trampoline parks, indoor recreational centers, arcades, and outdoor aerial parks among our immediate competitors.

Liabilities and Litigation

We have no current litigation pending or filed against us.

The team

Officers and directors

Dan Whittemore	Founder / Managing Member / CEO

Dan Whittemore
Since 2009, Dan Whittemore has been the owner and founder of Soarin' Indoors. A licensed professional structural engineer with 15 years of design experience, he is most proud of literally building up his passion for engineering and bridges into a strong local business that has become a community fixture for the past 5 years. After running the company full time from May 2013-December 2015, Dan stepped aside to provide more opportunities to his staff. While he still oversees operations and provides direction for the company (approx. 15 hours a week), currently he is working full time as a Senior Structural Engineer with Fuss & O'Neill in Manchester, CT, where he has been since December 2015.

Number of Employees: 5

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Uncertain Risks** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Company's membership interest should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company

should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

- **Our Business projections are only projections.** There can be no assurance that the company will meet our projections. There can be no assurance that the company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the company to make a profit and still attract business.

- **Any valuation at this stage is difficult to assess.** The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven share prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

- **If the Company cannot raise sufficient funds it might not succeed.** The Company, is offering membership interest in the amount of up to $107,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

- **We may not have enough capital as needed and may be required to raise more capital.** We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

- **We are reliant on one main type of service.** All of our current revenue depends on the market of parents bringing their children to our store location to enjoy our service. Therefore, our revenues are dependent upon the continuation of parents bringing their children to us.

- **We are competing against other recreational activities.** Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the company over other activities.
- **The membership interest that you are buying are Non-voting membership interest** The shares of the company that you are buying are considered a non-voting membership interest. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.
- **You are trusting that management will make the best decisions for the company.** You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the company to make good business decisions that grow your investment.
- **The membership interest that you have bought are difficult to transfer and sell.** Any membership interest purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the membership interest that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the membership interest back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. In addition the transfer of the membership interest is limited by the Right of First Refusal with the Company's Operating Agreement.
- **The Company might need to raise additional funding which might affect your membership interest.** The company might not sell enough Non-voting membership interest in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Shares we are offering now, the company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.
- **The Company is vulnerable to lawsuit due to the nature of the industry it is involved in.** The Company is involved in indoor recreational activity. Despite the fact that the Company makes patrons sign a waiver, Company can may still be involved in lawsuits. These potential lawsuits can harm the business projections of the Company and therefore may harm your investment in the company.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Daniel Whittemore, 100.0% ownership, Class A Voting Membership Shares

- Daniel Whittemore, 86.45% ownership, Class B Nonvoting Membership Shares

Classes of securities

- Class A Voting Membership Shares: 210,000

  210,000 Class A Voting Membership Shares have been issued.

Voting Rights *(of this security)*

The holders of membership units of the Company's Voting Membership Unit, are entitled to one vote for each share held of record on all matters submitted to a vote of the members.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of both Class A Voting Membership Shares and Class B Nonvoting Membership Shares are entitled to share ratably in all of our assets remaining after payment of liabilities.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Voting Membership Shares affect the rights, preferences and privileges of Class B Nonvoting Membership Shares and may affect any additional classes of shares that we may designate in the future.

Issuance of K-1

The company will distribute K-1 to all members in accordance with the terms of the Operating Agreement and as required by law.

- Class B Nonvoting Membership Shares: 683,000

  790,000 Class B Nonvoting Membership Shares have been authorized with 683,000 Class B Nonvoting Membership Shares have been issued. 107,000 Class B Nonvoting Membership Shares are being offered towards investors of this crowdfunding.

Voting Rights *(of this security)*

The holders of Class B Nonvoting Membership Shares are not entitled to vote on any matter except as required under applicable law.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of both Class A Voting Membership Shares and Class B Nonvoting Membership Shares are entitled to share ratably in all of our assets remaining after payment of liabilities.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class B Nonvoting Membership Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class A Nonvoting Membership Shares and any additional classes of shares that we may designate in the future.

Issuance of K-1

The company will distribute K-1 to all members in accordance with the terms of the Operating Agreement and as required by law.

What it means to be a Minority Holder

As a minority holder of a Class B Nonvoting Membership Share, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a share offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising share options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into share.

If we decide to issue more shares, an Investor could experience value dilution, with

each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer distribution, and most early stage companies are unlikely to offer distribution, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

Financial condition

The Company Green Valley Adventures, LLC is DBA Soarin' Indoors. This company generates revenue by selling admission tickets to the general public to utilize a 2 story indoor rope-based obstacle course.

Results of operations

Year ended December 31, 2017 compared to year ended December 31, 2016

Revenue

Revenue for fiscal year 2017 was $244,000, significantly down from 2016's $306,000. Besides less money being spent on advertising and no improvements made to the facility in 2017, the main reason for this difference is based on a long term Groupon campaign that cut into our walk-in business revenue in the summer of 2017. Sales from 2016 (the year without the voucher campaign) are a good starting indicator of anticipated future sales from our first location per year.

Cost of Sales

Major revenue for this business is generated by admission tickets to utilize our fixed assets (i.e. - the course) and not from the re-selling of any goods. As such, the cost of goods sold is a small percentage of the business expenses and accounts for add on purchased such as pre-packaged foods and drinks. Labor expenses were reduced from 2016 from 2017 by more efficiently utilizing existing staff by using past experience to project guests levels, and by reducing staff overhead. These costs are not anticipated to increase with an expansion to the course.

Expenses

The Company's expenses consist of, among other things, lease on our building space, compensation and benefits, insurance, and advertising fees. Compensation and related expenses was the biggest expense for our 5 employees, followed by lease on the space at $5,800/mo. These expenses have remained fairly consistent over the past operating years and would not be expected to increase with an increase in the course layout.

Gross margins
The profit in 2016 was generally flat as revenue was down due to lack of advertising and voucher promotions made in the summer of 2016. This was a drop of 20% from 2017. The profit margin from 2016 should act as a baseline expectation for future company profits.

Financial Milestones

Financial Condition

The Company's generate revenue by selling admission tickets for access to a 2 story indoor aerial rope-based obstacle course. Walk in sales have historically accounted for 60% of the business, and party and special events an addition 35%. The Company is not a part of a franchise, and has no royalty or license costs. The cost of sales are small and include only the purchase of ancillary items related to admission tickets like pre-packaged food and drinks.

Past Milestones

Since its inception in 2009, the Company has never raised capital from other investors other than $85,000 initially from its founder. Since opening our doors in October of

2013 we have had gross revenue of nearly $1.5 million dollars with very little (Approx. $5,000/year) capital expenditures made into new assets such as course elements or attractions past the initial build-out costs (roughly $50,000).

Future Projections

Initial future projection from the installation of the new course (Phase II) are assumed using the recent past history of course revenue, projected over a larger course that accommodates more climbers. The stated 35% initial revenue increase is from 20% more used floor space (current under-utilized) converted into additional guest visits. Increased word of mouth and increased interest make up the remaining 10%. These projections are based on a fully implemented course installed in Phase II, and based on the amount raised, a partially implemented new course layout could potentially impact these returns.

By utilizing the design elements generated and implemented in Phase I and II, we will have a flexible, portable indoor adventure course that can be relocated to new venues or leased to third-party franchisees (Phase III). In return, these franchisees would pay a monthly royalty for use of the system and procedures, access to insurance, and block purchasing power for components. It is likely that, based on the amount raised, that another cash raise or debt acquisition would be required to successfully launch a second venue through launch Phase III

Liquidity and Capital Resources

Cash generated from this raised is anticipated to be used immediately to start the design of a new course layout (Phase I). It is anticipated that additions/retooling of the existing course would happen in September of 2018 to kick of the winter season starting in October. It is likely that another cash raise or debt acquisition would be required to successfully launch a second venue through launch Phase III (Expansion). Additional raises or bank loans are not currently planned for the immediate future.

The company is established and self-sustaining. The cash generated in this raise is not required for working capital to support the business. There are no additional contributions required for voting or non-voting share holders in the company.

As an operating business with a continual expenses the company relies on its continued cash revenue for its survival. The company has run profits for the past 3 years (2014-2016) and ran a small operating loss in 2017. The company has a revolving line of credit worth with KeyBank of $10,000.   The company has in the past successfully raised and fully paid off cash advances from Merchant Cash and Capital, Swift Capital, and Kabbage.

Indebtedness

The company has an outstanding short term loan currently worth $22,000. This loan bears interest of 13% per year, paid monthly, with the balance due at maturity on June of 2019. The company also has a revolving line of credit of $10,000. The company also currently has back taxes due in the amount of $28,500.

Recent offerings of securities

None

Valuation

$893,000.00

The current company evaluation of $893,000 is an estimate comprised of a summation of approximately twice the yearly net income, plus the value of current assets and equity invested into the company to date.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (10% total fee)	$1000	$10,700
Net Proceeds	$9000	$96,300
Use of Net Proceeds:		
Phase I Design	$2,000	$10,000
Phase II Implementation	$7,000	$50,000
Phase III Expansion	$0	$30,000
Working Capital	$0	$6,300
Total Use of Net	$9000	$96,300

Proceeds			

We are seeking capital to expand our current offerings and to lay the groundwork for future expansion. If we manage to raise the minimum amount of $10,000 then $2,000 will be used towards Phase I to create a new portable course design, $7,000 will be used for Phase II to help install a new design into our Manchester, CT location. If we manage to raise the maximum amount of $107,000 then $10,000 will be used towards Phase I to create a new portable course design, $50,000 will be used for Phase II to help install a new design into our Manchester, CT location, $30,000 for Phase III will be used to help expand a new course design into a new location and/or help invest into expanding our company by setting up a network for new franchisees.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at soarinindoors.com/annual in the section labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Green Valley Adventures, LLC

[See attached]

I, Daniel Whittemore, the Managing Member of Green Valley Adventures, LLC, hereby certify that the financial statements of Green Valley Adventures, LLC and notes thereto for the periods ending December 31 2016 (first Fiscal Year End of Review) and December 31, 2017 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2016 the amounts reported on our tax returns were total income of $106,757; taxable income of $ 61,692 and total tax of $7,621. The company has not yet filed its federal tax return for 2017.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 8th of May 2018 (Date of Execution).

[signature] (Signature)

Managing Member (Title)

5/8/18 (Date)

Green Valley Adventures LLC
Consolidated Balance Sheet
For the period ending December 31

	2017	2016
ASSETS		
Current Assets		
Checking/Savings	$ 14,030	$ 23,024
Accounts Receivable, net	-	-
Inventory	-	-
Prepaid Expenses	-	-
Other Assets	4,681	5,539
Total Current Assets	18,711	28,563
Total Fixed Assets, net	46,978	45,084
Other Assets	-	-
TOTAL ASSETS	**65,689**	**73,647**
LIABILITIES & EQUITY		
Current Liabilities		
Accounts Payable	7,404	10,351
Taxes Payable	28,513	8,694
Other Current Liabilities	83,810	95,741
Total Current Liabilities	119,727	114,786
Long Term Liabilities		
Long term debt	-	-
Total Long Term Liabilities	-	-
Total Liabilities	119,727	114,786
Equity		
Capital Stock/Member's Equity	81,064	81,064
Member Draws	(138,514)	(128,540)
Retained Earnings/(Deficit)	3,412	6,337
Total Equity	(54,038)	(41,139)
TOTAL LIABILITIES & EQUITY	**$ 65,689**	**$ 73,647**

Green Valley Adventures LLC
Income Statement
For the year ending December 31

	2017	2016
Revenue	$ 244,056	$ 305,590
Cost of Goods Sold	5,817	5,867
Gross Profit	238,239	299,723
Costs and expenses:		
Marketing and sales	2,021	4,017
General and administrative	239,143	276,350
Total costs and expenses	241,164	280,367
Income from operations	(2,925)	19,356
Interest and other income (expense), net	-	-
Income before provision for income taxes	(2,925)	19,356
Provision for income taxes	-	-
Net income	$ (2,925)	$ 19,356

Green Valley Adventures LLC
Statement of Cash Flows
For the year ending December 31

	2017	2016
Cash flows from operating activities		
Net income	$ (2,925)	$ 19,356
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		
Share-based compensation		
Deferred income taxes		
Tax benefit from share-based award activity		(13,019)
Retained Earnings		
Changes in assets and liabilities:		
Accounts receivable	-	-
Prepaid expenses and other current assets	858	(5,539)
Other assets		
Accounts payable	(2,947)	10,351
Taxes Payable	19,819	8,694
Other Current Liabilities	(11,931)	95,741
Long Term Debt	-	-
Other liabilities		
Net cash provided by operating activities	2,874	115,584
Cash flows from investing activities		
Purchases of property and equipment	(1,894)	(45,084)
Purchases of common stock		
Sales of marketable securities		
Acquisitions of businesses, net of cash acquired, and purchases of intangible assets		
Change in deposits		
Net cash used in investing activities	(1,894)	(45,084)
Cash flows from financing activities		
Taxes paid related to net share settlement of equity awards		
Sale of common stock	-	81,064
Member Draws	(9,974)	(128,540)
Repurchases of common stock		
Other financing activities, net		
Net cash used in financing activities	(9,974)	(47,476)
Net (decrease) increase in cash and cash equivalents	(8,994)	23,024
Cash and cash equivalents at beginning of period	23,024	-
Cash and cash equivalents at end of period	$ 14,030	$ 23,024

Green Valley Adventures LLC
Statement of Stockholder's Equity
For the year ending December 31

	Preferred Stock		Common stock		Additional Paid-in Capital	Other Activity	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Inception	-	$ -	-	$ -	$ -	$ -	$ (13,019)	$ (13,019)
Issuance of founders stock	-	-		-	-	-	-	-
Shares issued for services	-	-		-	-	-	-	-
Contributed capital	-	-		81,064	-	-	-	81,064
Member Draws	-	-	-	-	-	(128,540)	-	(128,540)
Stock option compensation	-	-		-	-	-	-	-
Net income (loss)	-	-		-	-	-	19,356	19,356
December 31, 2016	-	-	-	81,064	-	(128,540)	6,337	(41,139)
Shares issued for debt conversion	-	-	-	-	-	-	-	-
Shares issued for cash	-	-	-	-	-	-	-	-
Shares issued for services	-	-	-	-	-	-	-	-
Contributed capital	-	-	-	-	-	-	-	-
Member Draws	-	-	-	-	-	(9,974)	-	(9,974)
Stock option compensation	-	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	(2,925)	(2,925)
December 31, 2017	-	$ -	-	$ 81,064	$ -	$ (138,514)	$ 3,412	$ (54,038)

NOTE 1 – NATURE OF OPERATIONS

Green Valley Adventures, LLC was formed on November 6, 2009 ("Inception") in the State of CT. The financial statements of Green Valley Adventures, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters Manchester, CT.

Green Valley Adventures, LLC is in the business of renting out an indoor aerial adventure rope-based obstacles course to the general public for short walk-in visits and larger social events.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from ticket sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods in the past 3 years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company has an outstanding short term loan currently worth $22,000. This loan bears interest of 13% per year, paid monthly, with the balance due at maturity on June of 2019. The company also has a revolving line of credit of $10,000. The company also currently has back taxes due in the amount of $28,500.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. The company is in a short term lease (2 years) for its current facility at 422 North Main Street in Manchester, CT.

NOTE 5 – STOCKHOLDERS' EQUITY

We have authorized the issuance of 107,000 shares of our Class B Non-voting membership units with par value of $1.00. As of May 8, 2018 the company has currently issued 0 shares of our Class B stock.

Currently, there are 790,000 shares of Class B membership units and 210,000 shares of Class A membership units.

NOTE 6 – RELATED PARTY TRANSACTIONS

None

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2015 through December 31, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Green Valley Adventures is pending **StartEngine Approval.**

0
Investors

$0.00
Raised of $10K - $107K goal

♡

Green Valley Adventures
Indoor adventure parks
● Small OPO   ⌂ Manchester, CT   🏷 Events   ⊕ US Investors Only

Overview   Team   Terms   Updates   Comments   **Share**

Help Us Create More Memory-Making Experiences

Invest in Soarin' Indoors

"Hi! My name is Dan Whittemore, and I'm the founder and owner of Soarin' Indoors. Let's cut to the chase -- *I need your help*!

First, a bit of history. After a lot of planning, my family and I signed our first lease to start our business in 2013. Soarin' Indoors is an indoor aerial adventure park -- you'll find rope obstacles and zip lines of various heights and difficulties laid out in a formerly abandoned warehouse space. This venture was a literal labor of love, combining my time as a kid playing 2D platforming video games with my professional training as a structural bridge engineer. And talk about a bootstrapped kickoff - I personally built the entire course myself over a 4 month period!

It wasn't long before we realized we were on to something big. By that first winter, we started having serious capacity issues -- too small a course; too big a crowd. Most weekends, it was all we could do just to manage our wait list to get in and climb.

Fast forward to today, and we're in a similar position in terms of demand. In those five years we've also learned a **lot** about managing the hurdles and taming the expenses of running this type of business. On top of all of that, we've **become a local fixture** -- a go-to place for everything from youth group outings to corporate team building, to birthday parties or family day trips in which **everyone has a chance to have fun, challenge themselves, and get a little exercise at the same time!**

People have noticed our success and frequently ask, "Is this a franchise?" or want information on how to duplicate our business model. Frankly, there are some real obstacles today to open more locations or to franchise out the model. For many potential franchisees I have seen that the hurdle of creating your own version of our business would be difficult with no existing template or guide to work from. **Let's fix both of these challenges and bring this family and personal experience to a much wider audience.** Thanks for taking a look at our opportunity!

Dan Whittemore
Founder and CEO





"Amazing! If you have kids (or adults) that are into climbing or love American Ninja Warrior, they'll love trying the obstacles on this awesome course! The guides are super helpful, the safety measures are on point, and the atmosphere is fun, fun, fun. They're very responsive, so shoot them a message on FB or give them a call"

Kelsey M.

The Offering

Investment

$1/non voting Class B membership shares | When you invest you are betting the company's future value will exceed $1.0M.

Where We Are Today

Soarin' Indoors opened to the public in Manchester, Connecticut in October 2013. In the 4 1/2 years since we have hosted over **1,500** birthday parties and special events and more than **100,000** walk-in guests. All of this has happened with no prior public offerings, and our founder/CEO owning 100% of the company with the sweat on his brow to show for it -- he literally built our first course with his own two hands after signing the lease for this space!



Soarin' Indoors is first and foremost a family recreational attraction, similar to bowling or laser tag. **Unlike either of those options, Soarin' Indoors exists in a new market segment that in most parts in the country simply doesn't exist: indoor adventure experiences.**

At our 12,000-square foot ropes challenge and zip line course, guests progress through two stories of obstacles of varying difficulty, all while wearing safety harnesses. Visitors climb, balance, swing and zip through events including rope ladders, high wires, swing logs, zip lines and wobbly bridges while using carabiners to clip and unclip from one safety line to the next.

This growing market segment is a family fun destination that parents can enjoy along with their children for an atypical day of experiential memory making. For larger gatherings, we have shown to be a prime location for a safe alternative for older (typically, between then ages of 8-13) children's birthday parties. Birthday parties have historically been fairly evenly split between males and female hosts.

"I was very impressed with Soarin Indoors! The whole concept is great fun, and the price was very reasonable. My kids had a great time, overcame fear, and felt really well attended to. When my son wanted turn around because he was too nervous, we were told he was allowed, but then the guy coached him through instead."

Whittney S.



A spotlight on what we've accomplished these past 4.5 years:

- Steady year-round cash-in-hand revenue stream with year-round draws
  - Winter: walk-In business to get out of the house in a cold-weather climate
  - Summer: summer camps/rec centers
  - Fall/Spring: birthday parties and special events
- Hand made course means minimal maintenance costs and ability to quickly add new elements.
- Inspired countless people (kids/adults) to push and overcome their limits -- and have fun doing it!
- Spotless insurance (liability/worker comp) record over 5 years of business
- Glowing public reviews
  - Facebook
  - Google
  - Yelp
  - Groupon
- Become a fixture of our community

All of this from our first location -- our near zero capital, undersized proof of concept... So where do we want to go from here?

"A friend invited us and our son to his sons birthday bash, and it was AMAZING! So much fun!
The kids (and a few of the adults who aren't afraid of heights lol) had a BLAST!
This is definitely a place I am considering holding my son's birthday party at, at his request. A fun physical activty that the kids will LOVE!"

Meghan J.

What's Next (Or, Why we are looking for investments!)



This industry is growing fast, but it also is changing. The door is closed on people doing what our founder did five years ago when he built that first indoor challenge course by hand. Corporate investment is pouring into the challenge course industry, raising the stakes and consumer's expectations day-by-day.

Further, **what we've done with our proof of concept model isn't easily reproducible in most existing buildings** because our location has unusual oversized wood joist construction that made it easy to add our course directly to the building superstructure. That means that the obstacles run from column to column, and hang down from the large wooden roof supports. In more modern buildings, this option would be much trickier to pull off -- if it possible at all without overstressing the structural systems. To make this business reproducible in as many buildings as possible, the course needs to be re-designed to be free standing and separated from the building's structural supports.

To secure our future and to build upon what we've started, we propose the following 3-step plan.



Phase 1 - Design a Standard Course Template

The course template will be a reproducible, easy-to-construct, free-standing system that will build the future backbone of this company. This proprietary template will be made up of standard components, but will be engineered to be flexible and expandable. Some of the highlights of this design includes:

- Towers and cross members sized for multiple uses and nearly unlimited configurations.
- "Clip-less" lanyard design for extra safety
- Flexible framework that supports multiple obstacles at multiple levels
- Designed to rest directly on typical industrial loaded concrete slabs without large foundations or excavations, reducing installation costs.
- Design a course that is less "hands-on" and that can operate smoothly with less supervision from staff.

The plans will be produced to be proprietary, but reproducible by local contractors/builders. Our owner, a licensed structural engineer, will lead the design of this standard framework.

Phase 2 - Installation of Course Template at Manchester, CT Location

The first proving ground of this template will be at our Manchester CT location. Installing this template here first will allow us to:

- better utilize existing space as we will be able to monetize "dead space" where there are no building columns currently
- add more obstacles = more harnesses = more revenue
- make a safer, easier to navigate course = more throughput
- proof of concept is upgraded to a template that is feasible model for future expansion!

We estimate that approximately 20% of our current floorspace is underutilized in our current layout due to building constraints. A new course layout will allow us to monetize every SF of floorspace available to us and increase guest levels during peak times (summer camp season and cold winter peaks). Of course, this doesn't include the rush of interest to see what's new! When combined with ticket rates more in line with the industry and supported by a stronger course, we believe that post phase 2 we will see gross ticket sales in excess of 35% more than we are earning today.

Phase 3 - Build on our Past Success for Rapid Future Growth

We have had many offers and inquiries to expand throughout our region and nationwide. One of the biggest impediments to that growth to date beyond the access to capital has been our existing course construction, which relies upon the building layout and simply isn't reproducible in other facilities. By combining the work done in phase 1 and 2, added to our 5-year track record and operation knowledge gained from the original course, we would have a successful gameplan to move forward in countless industrial buildings nationwide.





Depending on the amount raised, two lateral expansions in our general areas are already available to us. From there, we expect to have enough mass and inertia to be able to offer complete turn-key franchises including the course layout and operational system outline to potential entrepreneurs at a price point similar to a casual dining restaurant start-up. Franchisees besides the typical franchise fee could also be monetized through additional engineering support for new course designs, staff and manager training, and maintenance fees. In return, the franchisees would be provided access to our technology, systems, purchasing power as a block, and existing insurance networks.

How We Will Be Different

What we are proposing is laying the groundwork to offer an easy on-ramp to this business model to entrepreneurs nationwide and beyond. And while it is true that there are other indoor aerial systems available in the public market, the difference between what we are proposing and those vendors is that they are looking to sell a PRODUCT (the course itself) rather than the SYSTEM to run a profitable business. To stay profitable, most of those systems are low volume specialty builds priced out the reach of a first-time entrepreneur. You often see these systems as an add-ons for existing large market customers ranging from shopping centers to indoor water parks or casinos. **We can do better and make this experience available to more people at more locations -- for a reasonable cost!**

Another "secret to our sauce" is that many of the folks that make these courses and systems assume that everyone is like them and wants to be 20 or more feet in the air. That just isn't true - why lose revenue to people that are afraid of heights? **I propose that the most important course in the room is the one that is 2 feet of the ground.**



Consider:
- Lower course means that younger guests (as young as two) can participate with their parents walking along beside them!
- Lower course means that guests that are afraid of heights can participate! I can't tell you how many people I have had come buy a ticket to ride our zipline that is only a few feet off the ground. Why lose revenue to people that don't want to be up high....
- Lower course means people with special needs can participate!

A fact that isn't lost on us is that there is no reason to stop at just the indoor adventure park. Many lateral revenue concepts exist within this space, including
- Arcades
- Theming
  - Floor projection to give an illusion of extra height
  - Story mode - be a part of larger story!
- Other adventure elements
  - Drops
  - Rock Walls
  - Sky-rides
  - "Ninja" style courses
- Concessions / Retail

Our Market and Industry



Source: Michael R Smith

Current growth trends suggest that the emerging market for aerial adventure courses are away from traditional venues such as ski resorts or the isolated deep woods and into more densely populated areas to access

The "pay-to-play" challenge course industry is one that is seeing tremendous growth in the United States. Growth has been steady, with a estimate revenue from US parks of $750 million in 2015 to roughly $1 billion in 2017. A recent market study found that many players in the industry are seeing average growth year-to-year of 18%, and gross revenue per employee of roughly $56,000.

Despite this growth as an industry, indoor courses are an area of growth. Indoor courses, by their nature, are year-round affairs but traditionally have been underrepresented in the marketplace. Many of the indoor courses that do exist are there as add-ons for other well established location such as shopping malls or entertainment venues such as casinos.



larger customer bases. In populated neighborhoods, large, commercially zoned tree-lined space is rare, and if it is available, is usually prohibitively expensive.

In contrast, to acquire a similar indoor park space in a currently empty industrial warehouse space is significantly easier, as a lease for the space is available from day 1. These industrial buildings often have the higher ceilings necessary for these attractions. They also happen to be available for a fraction of the cost of traditional retail space per square foot! All that is lacking to fuel this expansion to urban centers is an available, affordable, scalable business model for these potential business owners looking for their next idea to latch onto.



Growth Projections

Soarin' Indoors will have been opened to the public for 5 years this October and has hit a plateau in terms of organic growth with our current undersized layout. The past few years, while net positive in terms of profitability, have hit up against a hard limit as to how many people we can satisfactorily push through the course in a day/weekend/month/year. We are currently averaging approximately 30,000 guests a year - a number which has held steady for the past few seasons.



By implementing phase 2 (or, depending on funding levels obtained, even partially implementing phase 2) we can significantly increase throughput (number of climbers in harnesses) and guest mobility while visiting the attraction. Our current location's size and layout are a bottleneck for future growth as our revenue has remained relatively constant the past few fiscal years. Being able to continue climbing without getting stuck behind other guests in our experience greatly increases guests' enjoyment of the facility, resulting in happier clients and increased positive word-of-mouth. All of this, based on our projections, can increase ticket sales this fiscal year (2018) by as much as 35% overcurrent thresholds with a minimal increase in expenditures (mostly advertising to alert the public that we've grown). Adding ancillary, currently unavailable purchases (food, memorabilia, etc.) to the mix only increases that threshold up per user to the facility.

We anticipate expansion to happen at the rate of at least 1 per year at a minimum starting in 2019. It is anticipated that growth would initially occur at first in areas surrounding our original flagship location (outside of a 50 mile radius from our first course) and franchisees would be attracted after our initial growth beyond the initial location.

"We had an amazing time here for my daughter's birthday! It was clean and organized. The guys working were great with the kids and very attentive and helpful. The owner is wonderful! He was so patient with the girls as some struggled with difficult obstacles. He has a very calming demeanor that helped the girls relax and tackle their challenges! Everyone had a great time! We will definitely be visiting again!"

Crystal A.

Please Consider Investing in Our Company Today!

We know we have room to grow both at our flagship location, and in new markets far outside of where we are today. When we established our company we saw a need; that need is now poised to become a national trend.

Market indicators place us right on top of the next big wave of growth on this industry, and additional capital will not only point us toward that future but also help bring along fellow entrepreneurs looking for their next great business nationwide.

Far from a paper exercise or a concept looking for backing before it can exist, by investing with us, you are investing in an established company with a strong history, leadership and local support.

I look forward to working with all of you to increase our reach, and help me make more memories for the many people I simply can't reach today. Thank you for your consideration.



SOARIN' INDOORS
AERIAL ADVENTURE CENTER



November 2009

Our Company Launches!

Green Valley Adventures LLC launches with the goal of bringing aerial adventures to CT

April 2013

We Sign our Lease

After a lot of planning and searching, we signed out lease on our current location in Manchester CT.

October 2013

OPEN
for
Business

We open for business!

After a long summer of construction, we open our doors on Columbus Day weekend, 2013

October 2015

Added a children's playscape

Our first major expansion since opening, we added a 2 story children's playscape in 2015 to increase our offerings

December 2016

Thanks a million!

Cumulative gross sales cross the $1 million mark

May 2018

Launched on StartEngine

Seeing the need for capital to further the company's growth, launched our first public offering on StartEngine

Aug 2018

Phase 1 Completed ANTICIPTATED

Design of our new flexible course layout completed by August 2018

October 2018

Phase 2 Completed ANTICIPTATED

Installation of new course in Manchester, CT for start of winter season 2018/2019

December 2019

Start Phase 3 ANTICIPTATED

Complete turn-key package, and begin 1st expansion plans / look to offer franchises to general market

In the Press

Hartford Courant

SHOW MORE

Meet Our Team



Dan Whittemore

Founder / Managing Member / CEO

Since 2009, Dan Whittemore has been the owner and founder of Soarin' Indoors. A licensed professional

founder of Soarin' Indoors. A licensed professional structural engineer with 15 years of design experience, he is most proud of literally building up his passion for engineering and bridges into a strong local business that has become a community fixture for the past 5 years. After running the company full time from May 2013- December 2015, Dan stepped aside to provide more opportunities to his staff. While he still oversees operations and provides direction for the company (approx. 15 hours a week), currently he is working full time as a Senior Structural Engineer with Fuss & O'Neill in Manchester, CT, where he has been since December 2015.



Sarah Lombardi

General Manager

Sarah has been with Soarin' Indoors since we first opened, working her way up through the ranks to general manager. She is responsible for day-to-day operations including managing staff.

Offering Summary

Maximum 107,000 shares of Class B Nonvoting Membership Shares ($107,000)

Minimum 10,000 shares of Class B Nonvoting Membership Shares ($10,000)

Company	Green Valley Adventures, LLC
Corporate Address	422 North Main Street Manchester CT
Description of Business	Indoor Aerial Adventure Parks
Type of Security Offered	Class B Nonvoting Membership Shares
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$200

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one s self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Green Valley Adventures to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

Post



About

Blog
About Us
FAQ

Connect

Facebook
Twitter
Careers
LinkedIn
Instagram
Press Inquiries

Join

StartEngine ICO 2.0 Summit
Edit My Campaign
Investors

Legal

Terms of Use
Privacy Policy
Disclaimer

©2017 All Rights Reserved

Based on Your Previous Interests - This broad selection of issuers is based on objective factors within your prior investment history, such as industry sector, location, and security type. This selection of issuers should not be taken as investment advice, and does not constitute investment advice by StartEngine. Prior to making any investment decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation Crowdfunding.

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

Dan Whittemore speaking:

"Hi, I'm Dan Whittemore, and I want to take you on a tour of my company, Soarin' Indoors. Soarin' Indoors is a 12,000-square foot indoor aerial adventure center. We've converted a warehouse space into a two-story obstacle course full of wobbly rope bridges, high wires, rope ladders, and even three zip lines for our guests to climb and conquer.

We've been in business for five years and become a real fixture in our community. We've hosted everything from kids' birthday parties to school groups, from senior centers to trauma victims.

But here's the thing. We know we can do more. We know we can reach more communities; we know we can reach more people. But in order for any of that to happen, we need your help. Work is already underway on our next generation challenge course technology. Technology that we can bring to other places, or franchise to other entrepreneurs.

But that's just the first step. After solidifying what we've already established with the technology we're developing, we can then start to look at moving laterally into new areas; new markets; new facilities.

So here's the pitch: We see vast untapped potential in this business model. The growth and the expansion of the outdoor venues have proven the concept to be profitable. Indoor parks with their year-round advantage have, because of their high install costs, traditionally been only for the well-connected, high-end clients. Great businesses exist to break molds just like this, and we believe ourselves, with our business and our backgrounds, poised to be the ones to do it.

So, I extend a hand. Would you please consider joining us on this journey to expand and bring indoor experiences to a larger world? I thank you for your time and your consideration.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

OPERATING AGREEMENT
OF

Green Valley Adventures, LLC

Article I - Organization

Section A - Formation and Qualification

The members have formed a Limited-Liability Company (the "Company") in the state of Connecticut by filing Articles of Organization with the Secretary of State on November 6, 2009

Section B - Name

The name of the Company shall be Green Valley Adventures, LLC. The business of the Company may be conducted under that name or, in compliance with applicable laws, any other name that the Company deems appropriate.

Section C - Principle Office

The principal office of the Company shall be at such place or places of business within or without the state of Connecticut as the Company may determine.

Section D - Governing Law

This Agreement shall be governed by and interpreted in accordance with the laws of the state of Connecticut. The rights and liabilities of the Members shall be determined pursuant to the laws of the state of Connecticut and this Agreement. To the extent that any provision of this Agreement is inconsistent with the law, this Agreement shall govern to the extent permitted by law.

Section E - Term

The term of the Company commenced on the filing of the Articles of Organization and shall be perpetual under dissolved as outlined in this Agreement.

Section F - Registered Agent & Office

The Company shall continuously maintain a registered agent in the state of Connecticut as required by law. The registered agent and office of the Company shall be as stated in the Articles of Organization or any amendment thereof. The registered agent and/or office may be changed from time to time by a resolution of the Members of the Company.

Section G - Purpose of the Company

The purpose of the Company is to engage in all lawful activities, including, but not limited to the following: indoor and outdoor recreational activities.

Article I – Membership Interests

Section A – Initial Members of the Company

The initial Members of the Company are the Members who are identified in Exhibit A (attached).

Section B - Percentage of Ownership

A member's ownership of the Company is the total of his Voting Shares and Nonvoting Shares, together with all of the rights that arise from the ownership of such shares. The Percentage of Ownership ("Ownership Percentage") shall be calculated by adding together that Member's membership shares (Voting and Nonvoting) and then dividing this sum by the total of all of the Member's membership shares (Voting and Nonvoting).

The initial Ownership, Percentage Ownership and Percentage Voting Interests in the Company of each Member are identified in Exhibit A.

Section C - Membership Classifications

The Company shall issue Class A Voting Membership Shares ("Voting Shares") to the members who vote (the "Voting Members"). The Voting Members shall have the right to vote on all company matters, as outlined in this Agreement. There shall be 210,000 Class A Voting Member Shares in total.

The Company may issue Class B Nonvoting Membership Shares ("Nonvoting Shares"). Nonvoting shares hold no voting rights whatsoever, and members who only own Nonvoting Shares will have no right to vote on any matters. Members may hold both Voting Shares and Nonvoting Shares. There shall be 790,000 Class B Nonvoting Member Shares in total.

Section D - Management by Members

The Voting Members shall manage the Company. In their capacity as Managers, they shall have the right to make decisions and vote upon all matters as specified in this Agreement, in proportion to their respective Ownership Percentage of the Company. Voting Members need not identify whether or not they are acting as a Member or a Manager when they take action.

Nonvoting Members have no right to participate in the management of the Company, nor vote on any matters of the Company. No Nonvoting Member shall take any action or enter into any contract or obligation on behalf of the Company without the prior written consent of all of the Voting Members. Likewise, no Nonvoting Member shall perform any act that is in any way pertaining to the Company or its assets.

Section E - New Members

The Voting Members may issue additional Voting Capital or Nonvoting Capital and thereby admit a new Member or Members, as the case may be, to the Company, only if such new Member (a) is approved unanimously by the Voting Members; (b) delivers to the Company his required capital contribution and (c) agrees in writing to be bound by the terms of this Agreement by becoming a party hereto.

Upon the admission of a new Member to the Company, the capital accounts of all Members, and the calculations that are based on the capital accounts, shall be adjusted appropriately.

Section F - Capital Accounts

A separate capital account shall be maintained for each Member. The capital account of each Member shall be increased by (a) the amount of money contributed to the Company by the Member, (b) the fair market value of any property contributed to the Company by the Member, (c) allocations of profit to the Member, (d) The Member's share of the increase in the tax basis of Company property, if any, arising out of the recapture of any tax credit, and (e) Allocations of income or gain to the Member, as provided under this Agreement.

The capital account of each Member shall be reduced by (a) the amount of any cash and the fair market value of any property distributed to the Member by the Company (net of liabilities, secured by such distributed property that such Member is assumed to take), (b) the amount of expenses or loss allocated to the Member and (c) the Member's share of the decrease in the basis of the Company's property arising from the allowance of a tax credit.

Section G - Liability of Members

No Member shall be personally responsible for any debts, liabilities or obligations of the Company solely by reason of being a Member. All debts, obligations and liabilities of the Company, whether by contract or not, shall belong solely to the Company.

Section H – Transfer and Assignment of Interests

A Member may not sell, assign, transfer or otherwise dispose of all or part of his Membership Interest in the Company without first making a written offer to sell such Membership Interests to the other Members or the Company at a mutually agreed upon price. If the Company or such other Members decline the purchase of the Membership Interest within thirty (30) days, and the sale or assignment is made and the Members fail to approve this sale or assignment unanimously then, the purchaser or assignee shall have no right to vote nor participate in the management of the business or other affairs of the Company. The purchaser or assignee shall only be entitled to receive the share of the profits or other compensation by way of income and the return of contributions to which that Member would otherwise be entitled.

In the event of a Member's bankruptcy or other involuntary transfer of interest, such as a creditor obtaining a lien or a charging order against a Member's interest, this act shall constitute a material breach of this Agreement by such Member. The creditor or claimant shall only be considered an Assignee and shall have no right to become a Member or have rights to participate in the affairs of the company nor have the right to participate as a Member or Manager in any regard. Said creditor or claimant shall only be entitled to receive the share of profit and losses, or the return of capital, to which the Member would otherwise have been entitled.

In the event of a charging order, bankruptcy, lien or other involuntary transfer, the Members may unanimously elect that the Company purchase all or any part of the membership shares that are in question. The price shall be equal to one-half (1/2) of the fair market value of such shares. Written notice of such purchase shall be provided to the creditor or claimant within sixty (60) days.

Article IV - Allocations and Profit Distributions

Section A - Allocations of Profits and Losses

The profits and losses of the Company shall be allocated to the Members in proportion with their individual ownership percentages. Should the Company wish to make special allocations, they must comply with Section 704 of the Internal Revenue Code and the corresponding regulations.

Section B – Distributions

Subject to applicable law and limitations elsewhere in this Agreement, the members may elect, to make a distribution of assets at any time that would not be prohibited under by law or under this Agreement. The amount and timing of all distributions of cash, or other assets, shall be determined by a unanimous vote of the Voting Members. All such Distributions shall be made to those Members who, according to the books and records of the Company, were the holders of record of Membership Interests on the date of Distribution.

The Voting Members may base a determination that a distribution of cash may be made on a balance sheet, profit and loss statement, cash flow statement of the Company or other relevant information. Neither the Company nor any Members shall be liable for the making of any Distributions in accordance with the provisions of this section.

No Member has the right to demand and receive any distribution from the Company in any form other than money. No Member may be compelled to accept from the Company a distribution of any asset in kind in lieu of a proportionate distribution of money being made to other Members except on the dissolution and winding up of the Company.

Article V - Meetings & Voting

Section A - Notice of Meetings

If any action on the part of the Voting Members is to be proposed at the meeting, then written notice of the meeting must be provided to each Voting Member not less than ten (10) days or more than sixty (60) days prior to the meeting. Notice may be given in person, by fax, by first class mail, or by any other written communication, charges prepaid, at the Voting Members' address listed in Exhibit B, attached. The notice shall contain the date, time and place of the meeting and a statement of the general nature of this business to be transacted there.

Section B – Meetings

The Company shall have no predetermined annual or regular meetings of the Members. However, any Voting Member may call a meeting of the Members at any time.

No action may be taken at a meeting that was not proposed in the notice of the meeting, unless all Voting Members consent unanimously.

Any meeting may be adjourned upon the vote, and subsequent approval, of the majority of the Membership Interests represented at the meeting.

Section C - Quorum

Members holding at least fifty-one percent (51%) of the Voting Membership Interests in the Company represented in person, by telephone, or by proxy, shall constitute a quorum at any meeting of Voting Members. In the absence of a quorum at any such meeting, the Voting Members may adjourn the meeting for a period not to exceed sixty days.

Section D – Voting

Except as expressly set forth elsewhere in this Agreement or otherwise required by law, all actions requiring the vote of the Members may be authorized upon the vote of those Voting Members collectively holding a majority of the Membership Interests in the Company. The following actions require the unanimous vote of all Voting Members, who are not the transferors of a Membership Interest:

(i)   Making an Amendment to the Articles of Organization or this Agreement;

(ii)   Absolving any Member from the obligation of making a capital contribution or returning money or property that was distributed to such Member in violation of law or this Agreement;

(iii)   Approving the sale, transfer, assignment or exchange of a Member's interest in the Company and the admission of the transferee as a Member with full rights therein;

(iv)   Purchasing, by the Company or its nominee, the Membership Interest of a transferor Member.

Section E – Proxies

Proxies are only valid when signed by the Member entitled to the vote and must be filed with the secretary of the meeting prior to the commencement of voting on the matter in which the proxy is being elected to vote upon. Proxies shall become invalid after 11 months from the date of its execution unless otherwise stated in the proxy. Additionally, the proxy may be terminated at-will by the voting member. The termination of such proxy must be submitted to the Company prior to the termination being effective.

Article VI - Management & Duties

Section A – Election and Appointment

The Company shall be managed by one or more appointed Managers. The name and address of the Managers of the Company can be found in Exhibit B, attached. The Members, by a majority vote, shall elect and appoint as many Managers as the Members determine shall be in the best interest of the Company, though no less than one.

One manager shall be elected to take the position of Chief Operating Manager. The Chief Operating Manager shall be held responsible for managing the operations of the Company and shall carry out the decisions of the Managers.

Members shall serve until they resign or their successors are duly elected and appointed by the Members.

Section B - Delegation of Powers

The Managers are authorized on the Company's behalf to bind the Company to contracts and obligations, and to do or cause all acts to be done deemed necessary or appropriate to carry out or further the business of the Company. All decisions and actions of the Managers shall be made by majority vote of the Managers as provided in this Agreement. The managers have in their power to authorize or decide the following:

(i)   The employment of persons or institutions for the operation and management of the company affairs.

(ii)   Execute all checks, drafts and money orders for the payment of company funds.

(iii)   Deliver and execute promissory notes, loans or security agreements.

(iv)   The purchase or acquisition of company assets.

(v)   The sale, lease or other disposition of company assets.

(vi)   Granting security interests in the company assets in exchange for capital.

(vii)   The pre-payment or refinancing of any loan secured by the company assets.

(viii) Execute and deliver all contracts, franchise agreements, licensing agreements, assignments, leases, and subleases which affect the company assets.

Section C – Compensation

Any Manager whom renders services to the Company shall be entitled to compensation in direct proportion to the value of such services. Additionally, the Company shall reimburse all direct out-of-pocket expenses incurred by the Managers while managing the Company.

Section D – Indemnification

Unless otherwise provided by law or expressly assumed, a person who is a Member or Manager, or both, shall not be liable for the acts, debts, or liabilities of the Company, except to the extent any related loss results from fraud, gross negligence or willful or

wanton misconduct on the part of such Member or the material breach of any obligation under this Agreement or of the fiduciary duties owed to the Company or the other Members by such Member.

In addition, the Company shall, to the fullest extent allowed by law, indemnify, save and hold harmless and pay all judgments and claims against the Members, and each of such Member's agents, legal representatives, heirs, affiliates, successors and/or assigns from, against, an in respect of any and all liability, loss, damage, and expense incurred or sustained by the indemnified party in connection with the activities of the Company or in dealing with third parties on behalf of the Company, including all costs and attorney's fees, as incurred, and any amounts expended in the settlement of any claims of liability, loss, or damage to the fullest extent allowed by law.

Article VII - Miscellaneous

Section A – Books and Records

The Members shall maintain at the Company's principle place of business the following books and records: a current list of the full name and last known business or residence address of each Member, together with their capital contribution and membership interest; a copy of the Articles and all amendments thereto; copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six (6) most recent taxable years and a copy of this Agreement and any amendments to it.

Section B - Financial Records and Reporting

The complete and accurate accounting and financial records of the Company shall be held by the Managers at the Company's principal place of business. Such records shall be kept on such method of accounting as the Managers shall select. The Company's accounting period shall be the calendar year.

The Managers shall close the accounting records at the close of each calendar year, and shall prepare and send to each member a statement of such Member's distributive share of income and expense – in the form of a Schedule K-1 - for income tax reporting purposes.

Section C - Indemnification Clause

The Company shall indemnify any person, to the fullest extent permitted by law, who is a party defendant or is threatened to be made a party defendant, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a

Member of the Company, Manager, employee or agent of the Company, or is or was serving at the request of the Company, so long as the person did not behave in violation of law or this Agreement, for instant expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding.

Section D - Dispute Resolution

The Members agree that in the event of any dispute or disagreement solely between or among any of them arising out of, relating to or in connection with this Agreement or the Company or its organization, formation, business or management, the Members shall use their best efforts to resolve any dispute arising out of or in connection with this Agreement by good-faith negotiation and mutual agreement. The Members shall meet at a mutually convenient time and place to attempt to resolve any such dispute.

However, in the event that a member dispute cannot be resolved, such parties shall first attempt to settle such dispute through a non-binding mediation proceeding. In the event any party to such mediation proceeding is not satisfied with the results thereof, then any unresolved disputes shall be finally settled in accordance with an arbitration proceeding. In no event shall the results of any mediation proceeding be admissible in any arbitration or judicial proceeding.

Section E – Dissolution

Should a dissolution event occur, the Company shall be dissolved, its assets disposed of and its affairs wound up. The following events constitute "Dissolution Events": (i) at any time as specified in the Articles of Organization or this Agreement, (ii) upon the happening of a specific event as specified in the Articles of Organization or elsewhere in this Agreement, (iii) upon the unanimous consent of all Voting Members, (iv) upon the withdrawal, bankruptcy, expulsion, death or dissolution of a Voting Member, unless within ninety (90) days after the date of disassociation, a majority of the remaining Voting Members consent to continue the business operations.

EXHIBIT A

LLC MEMBERS, CONTRIBUTIONS AND OWNERSHIP SHARES

Name	Address	Contribution Amount	Class "B" Shares Owned
_Daniel Whittemore	1021 Matianuck ave. Windsor CT 06095	$80,000	683,000
_____	_____ _____	_____	
_____	_____ _____	_____	
_____	_____ _____	_____	
_____	_____ _____	_____	
_____	_____ _____	_____	
_____	_____ _____	_____	
_____	_____ _____	_____	
_____	_____ _____	_____	
_____	_____ _____	_____	
_____	_____ _____	_____	

EXHIBIT B

LLC MANAGERS

Name	**Address**	**Class "A" Shares Owned**
Daniel Whittemore	1021 Matianuck ave. Windsor CT 06095	210,000
_____	_____	_____
_____	_____	_____
_____	_____	_____
_____	_____	_____
_____	_____	_____
_____	_____	_____
_____	_____	_____
_____	_____	_____